Free Writing Prospectus

Filed pursuant to Rule 433

Dated September 18, 2020

Relating to

Preliminary Prospectus Supplement dated September 18, 2020 to

Prospectus dated February 12, 2020

Registration Statement No. 333-236396

Final Term Sheet

$300 million 2.050% Senior Notes due 2031

Issuer:	Healthcare Realty Trust Incorporated

Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB / BBB+

Principal Amount:	$300 million

Title of Securities:	2.050% Senior Notes due 2031

Trade Date:	September 18, 2020

Original Issue Date (Settlement Date)**:	October 2, 2020 (T+10)

Maturity Date:	March 15, 2031

Interest Payment Dates:	Semi-annually in arrears on each March 15 and September 15, commencing March 15, 2021

Benchmark Treasury:	0.625% due 8/15/2030

Benchmark Treasury Price/Yield:	99-13 / 0.687%

Spread to Benchmark Treasury:	T+145 basis points

Yield to Maturity:	2.137%

Coupon:	2.050% per annum

Public Offering Price:	99.189% of the principal amount

Optional Redemption Provisions:

Make-Whole Call:	T+25 basis points, before December 15, 2030

Par Call:	On or after December 15, 2030

CUSIP / ISIN:	421946AM6 / US421946AM66

Joint Book-Running Managers:	J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

Goldman Sachs & Co. LLC

Scotia Capital (USA) Inc.

Senior Co-Managers:	BMO Capital Markets Corp.

Fifth Third Securities, Inc.

Jefferies LLC

U.S. Bancorp Investments, Inc.

Barclays Capital Inc.

BofA Securities, Inc.

Credit Agricole Securities (USA) Inc.

Co-Managers:	Truist Securities, Inc.

FHN Financial Securities Corp.

Samuel A. Ramirez & Company, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the notes will be made against payment thereof on or about October 2, 2020, which will be the tenth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade on the date of the pricing or a date that is prior to two business days preceding the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement dated September 18, 2020 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.